Exhibit 17.2

October 4, 2012

Mr. David M. Nicholas

P.O. Box 681647

Park City, Utah  84068

Dear David:

We received your September 28, 2012 letter accepting our September 15, 2012 request that you resign from the New Frontier Media, Inc. Board of Directors.  Your resignation is effective immediately.  Your conduct as a member of the Board has been unacceptable, and we believe that your resignation is in the best interests of the company and its shareholders.

While we understand your disappointment with not being re-nominated for election to the Board at our upcoming annual meeting and in being asked to resign from the Board, we don’t believe that excuses the baseless and misleading statements you made in your letter.

As you know, earlier this year, the Board unanimously decided to form a Special Committee consisting of the independent members of the Board to review alternatives to maximize shareholder value, including, without limitation, the unsolicited acquisition proposal received from an investor group that included Longkloof Limited and Adam Rothstein. As you also know, Mr. Rothstein is a friend and personal business associate of Michael Weiner who was the CEO of New Frontier until the middle of last month. As is common practice, the Special Committee retained its own financial and legal advisors to assist it in conducting the process, which has included contacting numerous parties potentially interested in making a bid for the Company. The Special Committee has also provided periodic updates to the other Board members and, to help ensure an independent and unbiased process, required that other Board members contact the Special Committee with any requests for information on the process, as opposed to directly contacting the advisors. The Special Committee also required that other Board members refrain from engaging in any communications with potential bidders with respect to the process.

As an independent director, you were originally appointed to the Special Committee.  However, we removed you from the Special Committee in April because we believed you were not prepared to act in the best interests of shareholders, and we did not believe you could be trusted to provide the Special Committee with your independent and unbiased judgment.  Specifically we believe you had a clear conflict of interest in acting as a “proxy” on the Special Committee for New Frontier’s former CEO, Michael Weiner and seeking to advance Michael’s agenda.  It became clear very early on in the Special Committee’s deliberations that you were committed to advancing Michael’s frequently stated and unambiguous preference for selling the Company to the Longkloof / Rothstein investor group even if such a transaction would not maximize value for our shareholders. Our concerns that your and Michael’s interests may be aligned with Longkloof and Mr. Rothstein were confirmed when Longkloof, in connection with its publicly-announced unsolicited offer to acquire the Company, announced its intention to initiate a proxy contest against the Company and we learned that Longkloof had invited you and Michael to participate in their proxy contest and serve as nominees on their slate. Such proxy contest, if successful, would have enabled Longkloof to take control of the Company without being required to acquire all shares of the Company (other than the shares held by Longkloof) at a price that maximized value for all shareholders.

Following your removal from the Special Committee, you continued to demonstrate that you and Michael favored Longkloof and did not share the Special Committee’s steadfast commitment to ensuring a level playing field and fair process for all potential bidders. You alone, among the independent members of the Board, opposed the Special Committee’s decision to file litigation against Longkloof and various associated parties.  As you know, that litigation eventually resulted in Longkloof withdrawing its proxy contest for control of the Company — a successful outcome for the Company as the proxy contest had the potential to chill the interest of potential bidders given the cost and uncertainty it was generating.  Your alignment with Longkloof was further confirmed to us when, in the course of the negotiations to settle the proxy contest, Longkloof initially requested that if you and Michael were no longer serving on the Board prior to our 2013 annual meeting, Longkloof would have the right to consent to the appointment of the directors replacing the both of you - indicating to us again that they considered you and Michael their allies.

The evidence cited above as well as your numerous other actions to demonstrate your unwavering loyalty to Michael and his agenda culminated in our complete lack of faith and confidence in your ability to act in the best interests of shareholders and fulfill your fiduciary duties and, accordingly, we determined not to re-nominate you at the upcoming annual meeting and asked for your resignation.

We believe that your departure from the Board will now enable the Special Committee to continue its process without any further unnecessary distraction. Since the resolution of the proxy contest and the related litigation, the Special Committee has made solid progress in advancing its process to review strategic alternatives.  We strongly advise you not to take any actions to interfere with the Special Committee’s review of strategic alternatives and efforts to maximize shareholder value.

It is regrettable that after ten years of service on the New Frontier Media Board that your service as a public company board member needed to end in the way that it did.

Sincerely,

The Board of Directors of New Frontier Media, Inc.